UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6–K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2015

Commission File Number 001-36896

WOWO LIMITED

(Translation of registrant’s name into English)

Third Floor, Chuangxin Building, No. 18 Xinxi Road

Haidian District, Beijing, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation of Co-Chief Executive Officer

On September 30, 2015, Wowo Limited (the “Company”) received a letter of resignation from the Co-Chief Executive Officer of the Company, Mr. Jianguang Wu, effective on September 30, 2015. Mr. Wu confirmed in the letter that he was resigning from the position of Co-Chief Executive Officer of the Company for personal reasons and that his resignation did not involve any disagreement with the Company. Mr. Wu will continue to serve as a director on the board of directors of the Company after his resignation.

Resignation of Director

On September 28, 2015, the Company received a letter of resignation from a member of the board of directors of the Company, Mr. Yongming Zhang, effective on September 28, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Wowo Limited

	By:	/s/ Frank Zhigang Zhao
	Name:	Frank Zhigang Zhao
	Title:	Chief Financial Officer

Date: October 2, 2015

Exhibit Index

Exhibit 99.1—Press Release dated October 2, 2015